SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE:
For additional information please contact:
Jose N. Hung	Alfredo Montero
Phone: (511) 313-2123	Phone: (305) 448-0971
E-mail: jhung@bcp.com.pe	E-mail: amontero@bcpmiami.com

CREDICORP LTD. ANNOUNCES FINANCIAL RESULTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

Credicorp (NYSE:BAP; LSE:BAPC1) reported a consolidated net income for the nine month period ended in September 30, 2004 of US$95.9 million, or US$1.20 per share, 68.9% above net income of US$56.8 million, or US$0.71 per share, in the same nine month period of 2003. In the quarter ended September 30, 2004 Credicorp had net income of US$32.9 million, or US$0.41 per share, similar to net profit in the preceding second quarter, but 26.8% above net income in third quarter 2003 of US$26.0 million, or US$0.33 per share.

Cumulative results through September 2004 improve with respect to the same period of 2003, mainly due to decreased loan loss provisions and to lower merger costs, which mainly offset declining net interest income.

Third quarter 2004 results are higher than profits in the same year-ago quarter mainly because of higher non-financial income and lower loan loss provisions

Provisions for loan losses decreased from US$23.8 million to US$9.8 million, comparing the third quarters of 2003 and 2004, respectively, due to improved loan portfolio quality. Loan quality improvement is noted through a lower past-due loan ratio, that decreased from 7.6% at September 2003, to 4.8% at the end of September 2004, and by the improved coverage of bad loans by provisions which increased from 113.7% to 130.8%, respectively.

We can note an increase in Premiums and health fees, Claims and health cost expenses, and of non-interest expenses, due to prior period transactions of Novasalud EPS, registered in this quarter upon completion of its merger with PPS. This unit has been stabilized and its operating results are positive, with cumulative net gains of approximately US$1.0 million.

Reported under the Merger costs concept, we have US$17.5 million in the nine month period of 2003 for the merger of Banco Santander Central Hispano-Peru (“BSCH-Peru”), compared to US$3.7 million as of September 2004, related with the Solución Financiera de Crédito merger.

Sale of Banco Tequendama

In October 26, 2004, Credicorp announced its agreement to sell its equity stake in Banco Tequendama. The acquiring company is a financial holding based in the Netherlands which has agreed on a price of US$32.0 million, pending the authorization from Colombian banking authorities.

I. CREDICORP LTD. AND SUBSIDIARIES

CREDICORP LTD. AND SUBSIDIARIES
SUMMARY OF RESULTS

(In U.S.$ millions, except net income per share)

	Three months ended			Nine months ended

	30.09.03	30.06.04	30.09.04	30.09.03	30.09.04

Net interest income (1)	95.5	92.6	94.2	286.9	276.7
Provisions for possible loan losses, net	23.8	7.2	9.8	77.8	36.0
Other income (1)	99.8	96.8	133.3	308.4	338.9
Claims on insurance activities	24.7	27.1	48.6	76.3	104.4
Other expenses	102.7	106.3	122.4	324.1	336.9
Merger costs	0.0	1.4	0.5	17.5	3.7
Translation result	0.4	0.8	(0.2)	(3.8)	3.9
Income before income tax and
minority interest	44.5	48.2	45.9	95.8	138.6
Income Tax	(13.3)	(12.7)	(10.8)	(29.9)	(35.1)
Minority Interest	(5.2)	(2.7)	(2.1)	(9.2)	(7.6)
Net Income	26.0	32.9	32.9	56.8	95.9
Net Income per share (2)	0.33	0.41	0.41	0.71	1.20

(1)	Note: for comparison purposes, US$4.9Mn in 3Q03 and US$18.4Mn in 9m03 were reclassified from other income into interest income.
(2)	Based on 79.8 million net outstanding shares in all periods.
The total number of shares is 94.4 million, however, as 14.6 million are held by affiliates as treasury shares, the net consolidated outstanding shares are 79.8 million.

Net Income from Subsidiaries

Credicorp’s principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)	3Q03	2Q04	3Q04	9m03	9m04

Banco de Crédito BCP(1)	US$28.7	US$27.4	US$32.0	US$63.8	US$85.3
Atlantic	2.5	3.6	2.8	4.7	9.3
PPS	0.1	1.9	3.0	6.9	7.7
Banco Tequendama	-0.2	0.4	0.9	-0.4	1.9
Credicorp and others (2)	-5.1	-0.4	-5.8	-18.2	-8.3

Net Income	US$26.0	US$32.9	US$32.9	US$56.8	US$95.9

(1)	Includes Banco de Crédito de Bolivia.
(2)	Includes Inversiones Crédito, Credicorp Securities and others.

In the third quarter of 2004, the Credicorp and others concept contributed a loss of US$5.8 million, which includes a US$3.5 million provision for substandard loans transferred from Banco Tequendama, and a US$1.0 million charge for investments and contingencies reserves. The US$5.1 million loss contribution in the third quarter of 2003 included a US$2.0 million charge for investments and contingencies reserves and a US$2.0 million provision for substandard loans transferred from Banco Tequendama.

Banco de Crédito BCP contributed US$32.0 million to Credicorp’s net income in third quarter 2004, above its results according to Peruvian accounting principles reported in Section II, which amounted to US$20.9 million. The difference is mainly due to the loss on inflation exposure in local books while a lower translation loss was registered by Credicorp. Credicorp’s Dollar-based accounting shows a US$0.8 million translation loss, compared to a US$16.0 million loss in BCP’s local records, which resulted from inflation adjustment losses and losses on foreign currency positions caused by the Nuevo Sol appreciation against the Dollar. Additionally, Credicorp registered a minority interest elimination amounting to approximately US$1.3 million.

The contribution of Atlantic Security Holding Corporation of US$2.8 million in the current quarter is equal to net income shown in its books (see Section III). Cumulative through September 2004, Atlantic received US$5.8 million in dividends from Credicorp, with its net income reaching US$15.1 million, compared to a contribution of US$9.3 million. In the year-ago third quarter no dividend was received from Credicorp and there was no difference between the contributed net income and profits in Atlantic’s books.

In third quarter 2004, Credicorp received a US$3.0 million profit contribution from Pacífico Peruano Suiza, lower than the consolidated net income of US$3.8 million in its local Peruvian GAAP books (See Section IV), mainly because Credicorp’s records register minority interest deductions.

Banco Tequendama contributed net income of US$0.9 million in the third quarter of 2004, compared to a US$0.2 million loss in the prior year quarter. These contributed amounts do not include provision expense incurred by Credicorp as mentioned above.

I.1 INTEREST INCOME AND OTHER INCOME

Note: For comparison purposes, in periods prior to 2004, certain financial revenue items registered by insurance subsidiaries have been retroactively reclassified from the Other non-financial income concept into the Interest Income concept, with no effect on either net income nor total revenue.

Net interest income in the third quarter of 2004 was US$94.2 million, lower than US$95.5 million earned in the same period of 2003, mostly due to a decrease in interest margins, partly offset with slightly higher interest earning assets.

The net interest margin (net interest income over average interest earning assets), on an annualized basis, was 5.23% during the third quarter of 2004, lower than 5.61% in the year-ago quarter, and also decreased from 5.31% in the preceding second quarter of 2004. During the current quarter both loan rates and funding costs increased slightly, within a continuing overall excess of liquid funds.

The volume of interest earning assets, as an average of quarter-end balances, reached US$7,199 million in this quarter, increasing 5.7% compared to US$6,809 million in the third quarter of 2003.

Non-interest income was US$133.3 million in the third quarter of 2004, 33.5% higher than US$99.8 million in the same period of 2003. This significant increase is explained by Novasalud EPS transactions made from March 2004 through September 2004, registered in the current quarter as its merger with Pacífico Salud process finished. Due to this effect Premiums and health fees reached US$64.4 million in this quarter, 90.2% over third quarter 2003. Likewise, Claims and health costs grew to US$48.6 million, 96.7% higher compared to the 2003 quarter.

Non-interest income components and Claims and health costs were as follows:

	3Q03	2Q04	3Q04	3Q04 vs.	3Q04 vs.
(In US$Mn)				2Q04	3Q03

Commissions for banking services	48.9	49.4	52.0	5.3%	6.3%
Net premiums and health fees	33.8	33.1	64.4	94.7%	90.2%
Gains from sale of securities	-2.6	-3.4	3.7	N/A	N/A
Gains from foreign exchange	5.4	5.1	6.6	28.5%	22.0%
Other non-interest income	14.3	12.7	6.7	-47.5%	-53.4%
Total Non-Interest Income	99.8	96.8	133.3	37.7%	33.5%

Claims and health costs	24.7	27.1	48.6	79.3%	96.7%

I.2 OTHER NON-INTEREST EXPENSES

Other non-interest expenses amounted to US$123.0 million in third quarter 2004, 19.8% over expenses in the same period of the previous year mainly due to the increase of the Other expenses, caption due to higher provisions for investments and foreclosed assets, mainly in Credicorp and BCP. Additionally, as mentioned above, prior period expenses by Novasalud affected other operating cost concepts. Credicorp’s other expense components had the following variations:

	3Q03	2Q04	3Q04	3Q04 vs.	3Q04 vs.
(% change and US$Mn)				2Q04	3Q03

Salaries and employee benefits	44.8	46.9	50.0	6.7%	11.7%
General, administrative, and taxes	34.5	34.9	37.2	6.6%	7.7%
Depreciation and amortization	12.0	11.0	12.3	11.5%	2.3%
Other	11.3	13.5	22.9	70.0%	103.0%
Merger costs	-.-	1.4	0.5	-60.9%	N/A
Total Other Expenses	102.7	107.6	123.0	14.2%	19.8%

The efficiency ratio, “adjusted” operating expenses (see Section II.4)) as a percentage of total income, without extraordinary concepts, increase to 48.6% in the third quarter of 2004 having been 46.4% in the same period last year. “Adjusted” operating expenses as a percentage of average total assets increased to 5.1% from 4.4%, in the same quarters.

I.3 ASSETS AND LIABILITIES

Note: For comparison purposes, in balance sheets reported for dates prior to September 30, 2004, bonds and other obligations and subordinated debt, previously reported within Deposits and obligations and Other liabilities, are now shown under the Bonds and subordinated debt caption, without affecting total liabilities (see Table No.1).

Credicorp’s totals assets reached US$8.8 billion at September 30, 2004, increasing 2.9% since the end of June 2004, and are 6.9% higher than the balance at September 2003, mainly due to increased investments.

The loan portfolio as of September 30, 2004 reached US$4.5 billion, growing 1.3% compared to the balance in September 2003, but decreased during the current quarter from US$4.6 billion in June 2004, mainly due to seasonal effects.

Loan quality indicators are shown in the following table:

(In US$Mn)	30.09.03	30.06.04	30.09.04

Total loans	4,472.0	4,601.8	4,531.6
Past due loans	341.0	222.5	215.0
Loan loss reserves	387.8	293.3	281.2

Past due / Total loans	7.6%	4.8%	4.8%
Reserves / Past due	113.7%	131.8%	130.8%

The balance of past due loans decreased from US$222.5 million to US$215.0 million during the current quarter partly due to charge-offs amounting to US$23.3 million.

Deposits and other obligations reached US$6.2 billion at September 30, 2004, increasing 3.4% over US$6.0 billion of last June 2004, and are 5.3% higher than the September 2003 balance. Due to banks and correspondents declined 6.7% closing at US$349.1 million, but are 24.9% higher than the balance at September 2003.

Credicorp’s net equity amounted to slightly over US$1.0 billion at September 30, 2004, increasing 6.5% over equity at June 2004, due to earnings generated during the quarter and to higher valuation of investments that increased equity reserves for un-realized earnings.

Third party funds under management, amounting to US$1.7 billion at the end of September 2004, remained almost unchanged during the current quarter, but are still 5.4% higher than funds at September 2003.

I.4 SUBSIDIARIES

Below are brief comments on some of the subsidiaries not discussed in the following sections of this report:

Banco de Crédito de Bolivia ("BCB"), Bolivia

Bolivian economic activity continued showing signs of a moderate recovery. GDP grew 3.3% in second quarter 2004, after growing 3.8% in the first quarter, which was higher than 2.5% in fourth quarter 2003. Higher growth is mainly due to increased exports of minerals, oil and gas, and agricultural products. Cumulative through July 2004, exports grew 37%, higher than the 20% growth in total 2003, generating a trade surplus compared to a deficit in 2003. It is expected that GDP will grow approximately 3.5% in 2004, with continued development of exports, while domestic demand and consumption remain stagnant.

During the current quarter inflation reversed a positive trend followed in prior periods. In third quarter 2004 inflation was 0.9%, lower than 1.2% in the preceding quarter. Cumulative inflation in the first nine month period of 2004 was 2.6%, higher than 2.3% in the same year-ago period. Nevertheless, devaluation continued at a slower pace with a 0.8% exchange rate increase in the current quarter and 2.0% in the first nine month period of 2004, reaching 8.00 Bolivianos per Dollar at September 30, 2004.

Total deposits in the banking system grew to US$2,440 million at September 2004, after declining to US$2,360 in July 2004 due to the application of the financial transactions tax. Deposits still remain below balances of US$2,639 million at December 2003.

Loan volume in the banking system declined slightly during the current quarter to US$2,412 million as of September 2004, and are 5.7% lower than loans of US$2,558 million at December 2003. The past due loan ratio was 16.9% in September 2004, similar to 16.7% in December 2003. The coverage of past-due loans with provisions increased to 76.5% during this quarter, improving over coverage of 74.0% in December 2003.

BCB’s market share in deposits at September 2004 was 12.6%, increasing sligthly from 12.5% at the end of December 2003. In terms of loans, BCB had a 12.5% market share, above 12.2% it had last December. In this way, BCB remained in the fourth position in terms of loans, of twelve banks in the system, but declined from fourth to fifth in terms of deposits.

As of September 30, 2004, BCB had total loans of US$301.9 million which compares to the US$309.9 million at December 2003. Loan quality continued to improve. At the end of the third quarter 2004, BCB’s past due loans reached US$42.9 million, or 14.2% of total loans, lower than 20.7% at December 2003. Coverage of past due loans with loan loss provisions was 83.3% as of September 2004, increasing from 76.7% in December 2003. Net equity at the Bolivian subsidiary amounted to US$57.5 million as of September 2004.

In the nine month period of 2004, loan loss provisions resulted in a US$0.7 million expense charge, compared to US$7.5 million charged against results during the same period in 2003. In BCB’s own records, through September 2004 cumulative net income was US$2.6 million, compared to US$0.6 million in the same year-ago period.

Banco Tequendama, Colombia

Colombian economic activity continued a noteworthy recovery during third quarter 2004, led by investment and exports to the United States, Ecuador and Venezuela, and reaching nine consecutive growth quarters. GDP grew 4.3% in the first half of 2004, while, through August, industrial production increased 5.5% and Commerce by 6.0%. Expected GDP growth for total 2004 has been raised to slightly over 4%. In full-year 2003 GDP grew 3.6% and 1.7% in 2002.

The Colombian Peso exchange rate strengthened during third quarter 2004, as factors like the increase of international interest rates, that caused volatility in the second quarter, diminished. The exchange rate was Col$2,608.30 per US$1 at the end of September 2004, declining compared to Col$2,694.09 at June 2004. This appreciation continued in the weeks following the end of third quarter 2004.

In third quarter 2004 price inflation maintained a slight declining trend, reaching 5.97% in the twelve months prior to September 2004, dropping withing the target range of 5 to 6% por total 2004. In third quarter 2004 prices increased 0.3%, lower than 0.4% in the same year-ago period. In first half 2004 inflation reached 4.6%, higher than expected mostly due to increases in oil, energy and food prices. In spite of the effect of higher petroleum prices, for the rest of 2004 inflation is expected to remain within the target range aided by the appreciating exchange rate, fiscal controls and by higher economic activity.

Banking system statistics show that loans increased 23.2%, from US$15.8 billion at December 2003, to US$19.4 billion at the close of August 2004, with the past-due ratio improving from 9.7% in December 2003, to 7.5% in August 2004. The coverage ratio of loan provisions over bad loans also improved, from 70.1% at December 2003 to 78.3% in August 2004. Total deposits in the banking entities were US$23.9 billion at the end of August 2004, increasing 16.5% from US$20.5 billion at December 2003, continuing their recovery.

Banco Tequendama’s loan market share, as of August 2004, was 1.48%, slightly over 1.44% obtained in December 2003. At the same dates, deposit market share was 0.94% and 0.90%, respectively.

As of September 30, 2004, Banco Tequendama’s loans were US$285.2 million, increasing 22.8% from US$232.1 million in December 2003, and 24.0% compared to US$229.9 million as of September 2003. At the end of September 2004, deposits totaled US$232.9 million, 24.2% higher than US$187.5 million in December 2003, and 45.1% over US$160.5 million at the year-ago quarter. At September 30, 2004, the bank’s net equity amounted to US$31.4 million according to Credicorp’s accounting records.

The past due loan ratio was 1.9% in September 2004, higher than 1.1% at the end of December 2003 and 1.2% at September 2003, while coverage with provisions was 144.3%, compared to 238.2% and 191.0%, respectively.

I.5 PERUVIAN ECONOMIC SITUATION

Economic Activity

Third quarter 2004 showed an increased growth trend in Peruvian GDP, after a slowdown in the preceding quarter. The better than expected GDP performance is noted across most sectors, with higher activity in non-primary manufacturing, mainly textiles, and in mining, thanks to high international demand for exports which raised their prices.

GDP grew 3.8% in July and 6.0% last August, reaching in the first eight months of 2004 a cumulative growth of 4.4%, higher than 4.2% in the same year-ago period. Official estimates expect growth continuing through year-end, with total 2004 GDP growth at 4.3%.

Cumulative through August 2004 shows growth in all GDP sectors except Agriculture. Highest performance is noted in metals mining, which grows 6.6%, although with a declining trend due to lower gold production that is partly offset with higher copper output; fishing, which grew 23.8%, in spite of an anchovie seasonal ban; non-primary manufacturing, up by 6.0%; and, the construction sector, that grew 4.9%. On the other hand, production continued poor on the agricultural sector, which declined 2.0% through August, due to lack of rainfall.

Public Finance

In second quarter 2004, the Public Sector budget had a surplus of 1.0% (of GDP), following a 0.9% surplus in first quarter 2004. Given that the total 2004 target is to run a deficit of 1.5%, a substantial increase in public expenditure can be expected in second half 2004, which will have a short-run positive effect on GDP growth.

The positive result in first-half 2004 was mainly due to increased Central Government tax revenue that reached 13.3% of GDP (12.9% in total 2003) and to lower public investment expenditures of 1.1% (1.9% in total 2003).

Cumulative through August 2004, tax collections increased 12.6%, in nominal terms, noting a 21% increase of Income Tax revenue from corporations and the 17% growth in case of the value-added tax (IGV), which increased mainly due to administrative measures and improved business conditions. Non-financial expenses increased 4.2% (nominal), while capital expenses declined by 12.7%.

Prices and Devaluation

In the third quarter of 2004, the consumer price index in Peru increased only 0.2%, lower than the 0.9% and 2.1% increases in the preceding two quarters. Inflation was 3.2% in the nine month period of 2004, and 4.0% in the twelve month period through September 2004. Inflation remained subdued in spite of higher fuel and energy prices, due to increased import costs, which were partly offset by lower food and services prices, which benefitted from a lower exchange rate. Inflation is expected not to exceed the top of the range of 1.5% to 3.5%, targetted by the Central Bank for total 2004.

The wholesale price index increased 0.1% in the current quarter, and 4.9% in the first nine month period of 2004, compared to 0.5% and 1.0% in the same periods in 2003. Wholesale prices increased 6.0% in the twelve months through September 2004. In the third quarter, the decline in the exchange rate helped lower the cost of imported intermediate goods.

The average bank market Nuevos Soles exchange rate in Peru was S/.3.342 at September 30, 2004, decreasing 3.7% from S/.3.471 at the end of June 2004, and is also lower by 3.5% compared to year-end 2003. To avoid the streghtening of the currency, in the third quarter, the Central Bank increased the purchase of foreign exchange in the currency market, acquiring US$610 million, to reach US$1,440 million in the first nine months of 2004, compared to US$1,050 million purchased during total 2003.

International Reserves

International reserves of the Central Bank continued to increase during third quarter 2004, due in part to the above mentioned foreign currency purchases. Reserves reached US$11,187 million at September 30, 2004 from US$10,855 million at June 30, 2004, and also compared to US$10,194 million at December 31, 2003.

The Trade Balance had a US$1.2 billion cumulative surplus through August 2004, increasing compared to a US$341 million surplus in the same eight month period of 2003. The improvement continues the positive trend noted since 2002, when the surplus reached US$306 million and in 2003 when the surplus grew to US$731 million. Cumulative through August 2004, exports grew 36% versus a 15% increase in imports. Exports, which reached US$7,792 million as of August 2004, grow on increased volume and prices, especially of copper, and non-traditional textiles, agricultural and fishing exports. Imports through August 2004 amounted to US$6,225 million, increasing mainly due to higher imports of raw materials and durable goods, while consumer goods remained almost unchanged.

Financial System

For the second consecutive quarter commercial bank’s loan and deposit volumes slightly increased, based on U. S. Dollar figures translated at historical exchange rates to avoid the negative effect of the strenghtening of the Nuevo Sol. Deposits at September 30, 2004 in the fourteen commercial banks in the system reached US$14.3 billion, according to the Asociación de Bancos del Peru (ASBANC), increasing 2.8%, in Dollar terms, compared to the balance at June 30, 2004, and by 4.5% compared to the year-ago balance at September 30, 2003.

As of September 30, 2004, total loans in the banking system were US$10.5 billion, remaining similar to loans at June 30, 2004, but are 1.5% over September 30, 2003 loan balances. In the current quarter, local currency loans (23.5% of total loans) grew 6.9% to reach US$2.5 billion, while foreign currency loans decreased 2.0% to US$8.0 billion.

As of September 30, 2004, the Peruvian bank's past due ratio was 4.6%, improving from the 5.1% rate in June 30, 2004 and from 7.7% in September 30, 2003. Commercial banks’ past due loans decreased 9.7% since last June to US$485 million, and are lower by 38.9% compared to bad loans at September 30, 2003. At September 30, 2004, loan loss provisions were US$756 million, decreasing 5.3% during this quarter. The system-wide past due loan coverage ratio was 155.7% at September 30, 2004, higher than the 148.5% coverage at June 30, 2004, and is also higher than the ratio of 124.6% at September 30, 2003.

Interest rates

During the third quarter 2004 commercial banks’ loans and deposits interest rates had a slight increase. Local currency average loan rates (TAMN) were 25.1% in third quarter 2004, increasing from 24.6% in the second quarter of 2004, while deposits rates (TIPMN) remained at 2.4%. In the third quarter 2003, TAMN was 21.5% and TIPMN was 3.0%. During the third quarter 2004 foreign currency loan rates (TAMEX) remained at 8.9%, while deposit rates (TIPMEX) increased from 1.0% to 1.1%.

Private Pension Funds and Mutual Funds

After high growth rates in prior quarters, managed assets in private pension funds and mutual funds suffered declines due to volatility of prices and valuations in capital markets and to the increase in interest rates.

The private pension fund assets reached US$7.3 billion as of September 30, 2004, increasing 8.5% during the current quarter, and are 28% higher than funds at September 2003, with a return of 7.8% in real terms in the twelve month period.

Total mutual funds amounted to US$1.8 billion at the end of the third quarter 2004, decreasing 5.2% in the quarter, and by 9.1% from the balance at September 2003, with a return of 0.9% in the quarter and of 2.8% during the year since September 2003 (in Dollar terms).

II. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES (“BCP”)

II.1 NET INCOME

Consolidated net income in the nine month period ended in September 30, 2004 reached S/.220.8 million (US$66.1 million), compared to net income of S/.232.1 million (US$69.4 million) in the same period of 2003, meaning S/.0.18 and S/.0.19 per share, respectively. Net income in the third quarter 2004 was S/.69.9 million (US$20.9 million), decreasing compared with net income of S/.112.6 million (US$30.7 million) in the same quarter in 2003.

Net income, cumulative through September and in third quarter 2004, decline compared to net profit in the same periods in 2003 mainly due to lower financial income and higher losses on inflation adjustment, which are partly offset with lower loan loss provisions and lower operating expenses.

Lower net interest income is due to decreased net interest margin and to decreased loan volume.

The increase on losses on inflation adjustment, to S/.106.0 million (US$31.7 million) as of September 2004, is due to the negative effects of a higher wholesale price inflation and of the strenghtening of the Nuevo Sol exchange rate. Through September 2004, we had a 4.9% inflation, compared to 1.0% in the same 2003 period, while the exchange rate declined 3.5% compared to 0.9%, respectively.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SUMMARY OF RESULTS (1)

(In constant S/. and U.S.$ millions, except net income per share)

	Three months ended				Nine months ended

	30.09.03	30.06.04	30.09.04	30.09.04	30.09.03	30.09.04	30.09.04

				US$			US$
Net interest income	310.6	263.6	260.6	$78.0	913.5	791.9	$236.9
Provisions for loan losses, net	83.6	20.6	12.3	$3.7	277.0	81.0	$24.2
Other income	238.3	205.8	215.0	$64.3	726.5	647.7	$193.8
Other expenses	310.5	307.3	304.3	$91.1	956.7	918.9	$275.0
Merger costs	0.0	4.9	1.8	$0.5	64.3	13.2	$4.0
Result from exposure to inflation	0.7	(16.8)	(53.6)	($16.0)	(21.8)	(106.0)	($31.7)

Income before income tax	155.5	119.8	103.5	$31.0	320.1	320.4	$95.9
Income Tax	42.9	37.4	33.6	$10.1	88.1	99.6	$29.8

Net Income	112.6	82.5	69.9	$20.9	232.1	220.8	$66.1
Net Income per share (2)	0.09	0.07	0.06	$0.02	0.19	0.18	$0.05

(1)	Financial statements prepared according to Peruvian GAAP. The financial information is in constant soles as of September 30, 2004. Figures in US$ have been translated at the exchange rate of S/.3.342 to the dollar.
(2)	Based on 1,226 million outstanding shares in all periods.

II.2 NET INTEREST INCOME

Interest income, net of interest payments, in the third quarter of 2004 reached S/.260.6 million (US$77.8 million), lower compared to S/.310.6 million (US$92.9 million) net interest income in the same period of last year, but it remained similar to net interest income in the preceding second quarter of 2004. Decreased net interest income is mostly due to continuous fall in average interest earning assets, together with lower net interest margins.

Average interest earning assets reached S/.20,614 million (US$6,168 million) during third quarter 2004, a decline of 5.2% comparing with the third quarter of last year, while they are 0.6% lower than average assets in second quarter 2004. In the current quarter BCP continued its persistent excess liquidity environment in both local and foreign currencies.

During the third quarter of 2004, the net interest margin was 5.06%, slightly under 5.08% in the preceding second quarter, but declines from 5.71% during the third quarter of 2003. During the current quarter the margin declined, with mostly stable local currency loan and deposit rates, while foreign currency loan and deposit rates increased approximately one hundred basis points.

II.3 NON-INTEREST INCOME

Non-interest income, which include fee revenue and other non-interest items, in the third quarter of 2004 amounted to S/.215.0 million (US$64.3 million), lower than S/.238.3 million (US$71.3 million) earned during the same period of 2003, mostly due to decreased Other income caption, mainly due to declining recoveries of charged-off accounts and income from services to third parties.

In the third quarter of 2004, fees from banking services amounted to S/.163.2 million (US$48.8 million), 6.7% lower than in the same period of 2003, due to lower revenue in various concepts related to declining accounts’ transaction volume due to the tax on financial transactions. In the quarter, fees on the most important banking services had the following growth rates:

(In constant S/. Mn.)	3Q03	3Q04	Growth

Savings accounts	22.9	19.7	-14.0%
Demand deposits	21.7	22.1	1.8%
Credit cards	21.6	20.5	-5.1%
Fund transfer services	14.7	14.9	1.4%
Collections fees	13.1	12.5	-4.6%
Billings and payments	14.3	13.1	-8.4%
Contingent and foreign trade	7.9	8.6	8.9%
Contingent credits	6.8	6.9	1.5%
Debit cards	9.6	5.6	-41.7%
Corporate Finance	7.6	10.3	35.5%
Brokerage	10.1	12.1	19.8%
Commercial loans	5.4	3.8	-29.6%
Insurance	5.9	4.0	-32.2%
Mortgage loans	2.0	1.6	-20.0%
Channels and services	2.0	1.7	-15.0%
Master account	2.2	1.5	-31.8%
Personal loans	0.9	0.9	0.0%
Micro-business credit	0.4	1.8	350.0%
Other	5.8	1.6	-72.4%
Total	174.9	163.2	-6.7%

Note: line items in this table aggregate concepts that
are different from tables reported in prior year periods.

In the third quarter of 2004, securities transactions resulted in a gain of S/.5.6 million (US$1.7 million), compared to losses in the year-ago quarter of S/.5.7 million (US$1.7 million). The general index of the Lima Stock Exchange increased 13.6% in the third quarter of 2004, compared to a 8.5% increase in the same year-ago period.

Gains from foreign exchange operations, which are the result of the foreign exchange buy-sell margin, were S/.21.6 million (US$6.5 million) in the third quarter of 2004, 11.6% higher than revenue in the same quarter of 2003, and 17.5% higher than revenue in second quarter 2004, mainly due to increased margins due to volatility in the foreign exchange market caused by the falling exchange rate.

The Other Income caption, that mainly registers reversals of prior year expenses and provisions and recoveries of certain operating costs, decreased from S/.49.7 million (US$14.9 million) in the third quarter of 2003 to S/.24.7 million (US$10.1 million) in the current period, mainly due to lower recoveries of charged-off accounts.

II.4 OTHER NON-INTEREST EXPENSES

Non-interest expenses during the third quarter of 2004 were S/.306.2 million (US$91.6 million), 1.4% under those of the same period in 2003, mainly because of decreased personnel and general and administrative costs.

To determine operating efficiency, operating expenses are “adjusted” excluding certain non-recurrent items and that do not contribute to the performance of the business. Third quarter 2004 “adjusted” operating expenses are determined by excluding: (i) provisions for assets received in lieu of loan repayment (S/.25.0 million); (ii) non-recurring expenses related to the systems’ restructuring costs (S/.2.8 million); (iii) employee profit sharing expenses and bonuses (S/.11.8 million); and, (iv) merger costs related to Solución Financiera (S/.1.8 million).

“Adjusted” operating expenses reached S/.264.7 million (US$79.2 million) in the third quarter of 2004, decreasing 0.7% compared to the year-ago period.

In this quarter, approximately 42% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept decreased 6.0% to S/.127.8 million (US$38.2 million) when compared to the third quarter of 2003. At the end of September 2004 the number of employees stood at 7,667, increasing from 7,567 employees as of June 2004, but is similar to 7,644 at September 2003, mainly due to additional teller positions at Banco de Crédito de Bolivia.

General and Administrative expenses, which represented 31% of non-interest expenses, reached S/.95.7 million (US$28.6 million) in the third quarter of 2004, decreasing 7.1% when compared to expenses in the year-ago period. Lower expenses are mainly due to decreased third party fees and supplies expenses. In this quarter, the most significant general and administrative expenses were:

(In constant S/. Mn.)	3Q03	3Q04	Chnge.

Office supplies and operating costs	13.5	11.7	-13.3%
Communications	9.1	8.0	-12.1%
Third party fees	18.4	13.4	-27.2%
Insurance and security	8.4	6.8	-19.0%
Transport of currency and securities	13.3	12.4	-6.8%
Systems and maintenance	20.6	20.1	-2.4%
Advertising and marketing	14.4	14.8	2.8%/
Other G&A	5.3	8.5	60.4%
Total G&A	103.0	95.7	-7.1%

The Other caption within Other Non-Interest Expenses, increased from S/.25.0 million (US$7.5 million) in the third quarter of 2003 to S/.36.5 million (US$10.9 million) in the current quarter, mainly due to decreased revenue from the sale of foreclosed assets.

The ratio of “adjusted” operating expenses as a percentage of average total assets, increased from 4.3% in the third quarter of 2003 to 4.5% in the current period.

The Efficiency ratio, “adjusted” operating expenses, as a percentage of total income (excluding non-recurring income), also grew from 48.6% to 55.7% when comparing the third quarters of 2003 and 2004, respectively. The lower ratio in the year-ago period resulted mainly from the higher financial income and lower expenses due to the sale of foreclosed assets.

II.5 ASSETS AND LIABILITIES

Total assets of BCP reached S/.23.2 billion (US$6.9 billion) at the end of September 2004, decreasing 6.6% with respect to September of the prior year, and decreases by 2.3% compared to assets at June 2004.

Consolidated total loans were S/.13.6 billion (US$4.1 billion) at the end of September 2004, lower by 5.8% compared to June 2004, and by 10.3% with respect to loans at the third quarter 2003. At September 30, 2004, the loan portfolio, net of provisions, represented 54.7% of total assets, lower than 56.6% at the preceding quarter. At the end of the third quarter of 2004, the Nuevos Soles portion of the loan portfolio was 16.9%, above 16.2% in June 2004, but is below 17.5% at September 2003.

As of September 30, 2004 total deposits were S/.19.3 billion (US$5.8 billion), decreasing 3.6% compared to second quarter 2004 deposits, and by 8.2% compared to deposits in the year-ago quarter. During the third quarter 2004, time deposits decreased by 1.7%, while savings deposits decreased 2.9% and demand deposits by 7.4%. Deposits denominated in Nuevos Soles were 23.4% of total deposits, increasing during the current quarter from 22.7% at June 2004, but are lower than 23.9% at the end of September 2003.

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net			Total Deposits

(In % and constant S/.Mn.)	30.09.03	30.06.04	30.09.04	30.09.03	30.06.04	30.09.04

Banco de Crédito del Perú	85.9%	88.8%	88.1%	89.8%	91.7%	91.8%
Banco de Crédito de Bolivia	7.2%	6.7%	7.0%	6.6%	5.7%	5.7%
Crédito Leasing	4.6%	4.5%	4.9%	2.5%	2.6%	2.5%
Solución Financiera de Crédito	2.3%	-----	-----	1.1%	-----	-----
TOTAL%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Total BCP	S/.13,689	S/.13,410	S/.12,663	S/.21,015	S/.20,007	S/.19,289

Loan Portfolio

Loan portfolio composition by business segment developed as follows:

(In % of total and constant S/. Mn)	30.09.03	30.06.04	30.09.04

Corporate	44.0%	42.0%	41.6%
Middle market	25.1%	26.2%	26.1%
Retail:	30.9%	31.8%	32.3%
- small business	9.2%	9.7%	9.0%
- home mortgage	13.6%	15.4%	16.3%
- consumer	4.6%	3.2%	3.3%
- credit cards	3.5%	3.5%	3.7%
Total	100.0%	100.0%	100.0%
Total Loans	S/.15,139	S/.14,419	S/.13,576

During the current quarter, loan balances decreased 5.8%, with corporate loans lower by 6.6% to S/.5,653 million (US$1,692 million), while middle market loans decreased by 6.3% to S/.3,538 million (US$1,059 million), and retail loans by 4.5% to S/.4,385 million (US$1,312 million). Retail loans by product performed as follows:

	30.09.03	30.06.04	330.09.04	30.09.04 vs	30.09.04 vs
(% change and constant S/. Mn)				30.06.04	30.09.03

Small business loans	1,387	1,397	1,216	-13.0%	-12.4%
Mortgage loans	2,063	2,223	2,217	-0.3%	7.5
Consumer loans	700	467	455	-2.7%	-35.1%
Credit card loans	535	502	497	-1.1%	-6.9%
Total Retail	4,685	4,591	4,385	-4.5%	-6.4%

Lower consumer loans during third quarter 2004 is mainly because approximately S/.240 million are reported beginning in March 2004 as micro-business loans, which are shown as part of the Small Business concept in the preceding table.

Contingent Credits and Managed Funds

At September 30, 2004 contingent credits were S/.5,518 million (US$1,651 million), 7.5% below the June 2004 figure. Contingent credits grow 14.1% over credits at September 2003, mainly due to the inclussion, beginning in December 2003, of credit card un-used but approved lines of credit, which were not considered in previous periods, as can be seen in the Other contingent accounts caption in the following chart:

	30.09.03	30.06.04	330.09.04	30.09.04 vs	30.09.04 vs
(% change and constant S/. Mn)				30.06.04	30.09.03

- Guarantees and Stand-by LCs	2,366	2,132	1,934	-9.3%	-18.3%
- Letters of Credit	417	639	547	-14.5%	31.0%
- Acceptances	186	154	164	6.1%	-11.9%
- Foreign currency forwards	1,145	1,372	1,148	-16.3%	0.3%
- Other contingent accounts	722	1,669	1,726	3.4%	138.9%
Total Contingent Credits	4,837	5,968	5,518	-7.5%	14.1%

Third party funds managed by several subsidiaries of BCP amounted to S/.3,182 million (US$952.1 million) as of September 30, 2004, decreasing 6.2% compared to funds at June 2004.

Market share

According to preliminary statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of September 30, 2004, Banco de Crédito del Perú had a total loan market share of 34.0% (35.0% at June 30, 2004 and 33.8% at September 30, 2003), and 36.1% of deposits (36.8% at June 30, 2004 and 36.4% at September 30, 2003).

BCP’s market share in Peruvian mutual funds, through its subsidiary Credifondo, was 51.6% as of September 30, 2004 (50.9% at June 30, 2004 and 49.3% at September 30, 2003).

II.6 LOAN QUALITY

Consolidated past due loans amounted to S/.681 million (US$203.7 million) at September 30, 2004, decreasing 44.7% from the balance of S/.1,231 million (US$368.3 million) as of the end of September 2003, and are also 7.1% below past due loans at June 2004.

The ratio of past due loans as a percentage of total loans was 5.0% at September 30, 2004, improving from 8.1% at September 2003, although it remains similar to the ratio at June 2004. The ratio of past due, refinanced and restructured loans as a percentage of total loans declined to 9.9% during third quarter 2004 from 10.3% in June 2004, and also from 13.6% at September 2003.

At the end of September 2004, refinanced loans amounted to S/.669.0 million (US$200.2 million), lower than the balance at September 2003 that was S/.834.2 million (US$249.6 million).

At the end of the third quarter 2004, outstanding balances of loan loss provisions totaled S/.913.2 million (US$273.2 million), decreasing 9.5% compared to the preceding quarter mainly due to charge-offs. The coverage ratio of loan provisions to past due loans increased to 134.1% at the end of third quarter 2004, from 117.8% in September 2003, although it decreases from 137.6% at June 2004.

Of total provisions outstanding at the end of the current quarter, S/.166.1 million (US$49.7 million) correspond to generic provisions assigned to loans in the Normal (A) risk category, decreasing from the balance at September 30, 2003 of S/.232.1 million (US$69.4 million).

Loans believed to be unrecoverable, fully provisioned in prior periods, were written-off during the third quarter 2004 amounting to S/.74.0 million (US$22.1 million), of which approximately 39% were related to consumer and mortgage loans. This compares to charge-offs in the second quarter of 2004 of S/.81.3 million (US$24.3 million), and S/.167.5 million (US$50.1 million) in the year-ago third quarter.

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 12.2% of the loan portfolio in September 2004, decreasing from 13.5% that resulted in June 2004 and from 17.6% in September 2003. The loan classification is as follows:

(% of Total loans and S/.Mn const.)	30.09.03	30.06.04	30.09.04

A: Normal	72.8%	78.2%	79.7%
B: Potential Problem	9.5%	8.3%	8.1%
C: Deficient	6.0%	5.5%	4.8%
D: Doubtful	6.5%	4.8%	4.4%
E: Loss	5.2%	3.2%	3.0%
Total	100.0%	100.0%	100.0%
Total Loans	S/.15,139	S/.14,419	S/.13,576

Loan loss provisions, net of recoveries, charged against results in third quarter 2004 amounted to S/.12.3 million (US$3.7 million), lower than S/.83.6 million (US$25.0 million) in the year-ago period, mainly due to improved loan quality. Provision expense in the second quarter of 2004 was S/.20.6 million (US$6.2 million).

II.7 CAPITAL ADEQUACY

At the end of the third quarter of 2004, BCP’s unconsolidated ratio of risk-weighted assets to regulatory capital was 7.9 to 1.0 (12.7%), while the corresponding consolidated ratio was 7.1 to 1.0 (14.1%). Risk-weighted assets include S/.943.3 million (US$283.2 million) of market-risk exposure whose coverage required S/.86.0 million (US$25.7 million) of regulatory capital at September 30, 2004. Peruvian regulations limit risk-weighted assets to a ratio of 11.0 to 1.0 (9.1%).

As of September 30, 2004, BCP’s consolidated “regulatory capital” was S/.2,281 million (US$682.4 million), increasing compared to S/.2,259 million (US$675.8 million) in September 2003 mostly due to higher reserves. Regulatory capital included S/.136.6 million ($40.9 million) in subordinated debt in the current period, declining from S/.189.7 million (US$56.8 million) at June 2004.

	BCP unconsolidated		BCP consolidated

(In constant S/. Mn.)	30.09.03	30.09.04	30.09.03	30.09.04

Regulatory capital	1,688	1,841	2,259	2,281
Risk weighted assets	16,446	14,547	18,614	16,135
Weighted assets / Capital	9.7	7.9	8.2	7.1
Capital / Weighted Assets	10.3%	12.7%	12.1%	14.1%

III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES (“ASHC”)

Net Income

Consolidated net income in the first nine months of 2004 reached US$15.1 million, almost doubling US$7.8 million in the same period of 2003. Net income in the quarter ended September 30, 2004 was US$2.8 million, higher than US$2.5 million in the same period of 2003.

Net income in the first nine months and in the third quarter of 2004, increase compared to the same periods of 2003, mainly due to lower market risk provisions, in spite of higher gains on securities transactions obtained in 2003.

Financial and non-financial income

Net interest income, before risk provisions and not including dividend income, was US$3.4 million in the third quarter of 2004, slightly lower than US$3.6 million in the same quarter of last year. Net interest margin as a percentage of interest earning assets, without considering dividends, was 1.9% during third quarter 2004, lower than the 2.0% margin in the preceding second quarter 2004, and also decreases compared to 2.3% in third quarter 2003. Compared with the year-ago quarter, the margin decreased mainly because in 2004 the investment portfolio grew its lower risk and lower return segments.

In the third quarter of 2004 no charges against income were made for either market risk provisions nor for credit risk provisions. In the prior year quarter market risk provisions amounted to US$1.9 million, while no loan loss provisions were made.

Non-interest income, which includes fee income, realized gains on securities transactions before risk provisions and others, amounted to US$1.3 million in the third quarter of 2004, declining from US$2.5 million in the year-ago quarter where gains on securities amounted to US$1.6 million, compared to US$0.3 million gains in the current quarter. Fee income was US$1.0 million in the current period, increasing from US$0.8 million in the year-ago quarter.

The ratio of operating expenses over average assets was 0.9%, annualized, in the third quarter of 2004 similar to the ratio during the same period in 2003. This ratio declines to 0.5% in the third quarter of 2004, when funds under management are included within total assets, remaining unchanged compared to the prior year quarter.

Assets and liabilities

The loan portfolio, net of provisions, was US$154.5 million as of September 30, 2004, decreasing during the quarter from US$163.1 million at the end of June 2004, but grows compared to loan balances of US$151.1 million at September 2003. As of September 30, 2004, the loan portfolio had 2.4% past dues, similar to the ratio at June 2004, while the coverage ratio increased to 149% from 142.0%, at the same dates.

The securities portfolio grew to US$500.5 million at September 2004, increasing over US$464.9 million last June 2004, and also from US$423.3 million at the end of September 2003, following the increase of available funds and the additional Credicorp shares purchased in second quarter 2004, which were held by PPS, amounting to US$33.5 million. This transfer followed the corporate policy that seeks to restructure assets held across subsidiaries in the group.

Deposits amounted to US$688.7 million at September 30, 2004, increasing from the balance of US$677.7 million at the end of the preceding second quarter 2004, and also compared to US$584.5 million at the end of September 2003.

Funds under management were US$708.8 million at September 30, 2004, 21.2% higher than US$584.8 million at September 2003, and grow only 2.2% compared to US$693.5 million at June 2004 decreasing its growth rate due to uncertainty around increasing international interest rates.

Net equity reached US$146.5 million at the end of September 2004, increasing over US$141.3 million at June 2004, mainly due to higher retained earnings and reserves for unrealized gains on market value. The equity account of reserves for market value of investments, increased from a balance of unrealized gains of US$7.1 million at the end of June 2004, to unrealized gains of US$9.5 million at September 30, 2004.

IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES (“PPS”)

Net income

PPS obtained in the nine months of 2004 a consolidated net income of S/.78.2 million (US$23.4 million), 65.1% higher than S/.47.4 million (US$14.2 million) in the same nine month period of 2003. In the quarter ended September 30, 2004, net income was S/.12.7 million (US$3.8 million), compared to net income of S/.17.1 million (US$5.1 million) in the same year-ago quarter.

Cumulative net income through September 2004 increased over the prior year mainly because of gains from the sale to ASHC of Credicorp equity shares, which were kept by PPS as part of its investment portfolio. The sale, made in second quarter 2004, resulted in a net gain of S/.75.6 million (US$22.6 million), not subject to income taxes, in PPS’s local records. In Credicorp’s consolidated financial statements, all the effects of the transfer of these shares, including the gains, are eliminated in the consolidation process.

Net income in third quarter 2004 declined compared to the year-ago period, mainly due to losses from the inflation exposure accounting adjustment, which amounted to S/.13.1 million (US$3.9 million) in the current quarter.

In August 2004 the merger of Novasalud with Pacífico Salud was finalized. Novasalud was acquired in March 2004, and during third quarter 2004 transactions since the purchase date were retroactively registered. This explains the substantial increases seen especially in Premiums and health fees, Claims and health costs, and Operating expenses. Higher operating expenses include extraordinary merger costs amounting to S/.5.4 million (US$1.6 million), mainly related to personnel, and which is offset with revenue from sale of assets and recoveries of investments as seen below.

Revenue and operating expense

Total premiums and Pacífico Salud health fees in the third quarter of 2004 were S/.358.3 million (US$107.2 million), 22.6% higher than premiums of S/.292.2 million (US$87.4 million) in the year-ago quarter, due mainly to growth in Pacífico Salud which offset lower general insurance premiums. Current quarter premiums and fees include approximately S/.61.3 million (US$18.3 million) related to Novasalud’s operations since its acquisition in March 2004.

Retained premiums increase 49.8% to S/.295.1 million (US$88.3 million) in this quarter from S/.196.9 million (US$58.9 million) in third quarter 2003. Net premiums earned and health fees, net of reinsured premiums and reserves, were S/.232.7 million (US$69.6 million) in third quarter 2004, 65.5% above premiums in the prior year quarter. These increases are mostly due to transactions registered with the above mentioned merger.

Additions to technical reserves for premiums grew by S/.62.3 million (US$18.7 million) in the third quarter of 2004, lower than additions in the preceding second quarter, but are 7.2% higher than reserve additions in the same quarter of last year. Most of reserves in the third quarter of 2004 were established by Pacífico Vida, for its life annuities and life insurance lines.

Net consolidated underwriting results was S/.40.3 million (US$12.1 million) in the third quarter of 2004, increasing from S/.33.1 million (US$9.9 million) in the prior year quarter.

The ratio of net underwriting results (net premiums and health fees less reserves and claims as a percentage of total premiums) was 11.3% in the third quarter of 2004, similar to the year-ago ratio, but increases compared to the 4.0% ratio in the preceding second quarter, mainly due to lower reserves at Pacífico Vida y to lower claims in general insurance lines and in Pacífico Salud.

Financial results increase from S/.20.4 million (US$6.1 million) in third quarter 2003 to S/.29.4 million (US$8.8 million) in the current quarter, although it decreases compared to S/.106.5 million (US$31.9 million) in the preceding quarter when the mentioned gain from the sale of Credicorp shares was registered.

The Other provisions concept, improve from a loss of S/.23.4 million (US$7.0 million) in the preceding second quarter, due to the provision for the Novasalud investment, to a gain of S/.8.5 million (US$2.5 million) in the current quarter, mainly due to revenue from the sale of assets not required after the merger.

Adjustments for exposure to inflation and exchange differences resulted in a loss of S/.13.1 million (US$3.9 million) in third quarter 2004, compared to a loss of S/.0.7 million (US$0.2 million) in the same period of 2003.

Operating expenses over net premiums earned decreased from 21.5% to 19.1% comparing the third quarters of 2003 and 2004, respectively. The ratio of operating expenses over average assets increased from 7.0% to 9.2%, in these same periods.

Business lines

Comparing cumulative results for the nine month periods of 2004 and 2003, consolidated total premiums and fees consisted of:

i) general insurance lines, that amounted to 46.9% of total premiums and decreased 13.2%;
ii) fees at Pacífico Salud, that were 20.1% of total premiums and increased 152.3%; and,
iii) Pacífico Vida, which amounted to 33.1% of the total and increased 1.5%.

Cumulative through September 30, 2004, growth of Pacífico Salud and the health and medical assistance insurance line (29.1% of total premiums) was 68.1%; fire insurance lines (14.5% of total premiums) decreased 34.3%; while the automobile insurance line (5.2% of total premiums) grew 0.2% compared to the prior year period.

Through September 2004, group life insurance and individual life insurance policies (10.2% of total premiums) grew 4.1%; life annuities (17.2% of total premiums) increased 9.9%; while pension fund benefits insurance (4.7% of total premiums) decreased 25.0%, compared to the prior year. Decreased pension fund insurance premiums is due to regulatory changes in procedures for the purchase of insurance coverage by Private Pension Funds (“AFPs”), after the end of the Transitory Arrangement, which caused increased competition and lower fees.

Claims

Net insurance claims and health services costs incurred in the third quarter of 2004 were S/.167.0 million (US$50.0 million), increasing over claims of S/.89.8 million (US$26.9 million) in the same quarter of 2003, mainly due to increased operating volume at Pacífico Salud after the merger and the inclusion of Novasalud’s transactions since March 2004.

The net loss ratio (net claims to net premiums) increases to 56.7% in the current quarter from 45.6% in third quarter 2003 due to higher claims in the marine hull and dishonesty lines. Cumulative through September 2004, the net loss ratio was 49.9%, also above 47.4% in the nine month period of 2003. Cumulative through September 2004, the net loss ratio continues high in pension fund insurance (83.5%), marine hull (79.8%), health (77.8%) and in Pacífico Salud (77.4%).

The combined ratio (the sum of net claims and health services, general expenses and commissions, as a percentage of net earned premiums and health fees, without including Pacifico Vida) increased from 87.1% in the third quarter of 2003 to 94.1% in the current quarter.

Assets and investments

Investments in real estate and financial assets were S/.1,536 million (US$459.6 million) at the end of the current quarter, increasing 14.8% from the year-ago balance.

As of September 30, 2004, total assets were S/.2,057 million (US$615.4 million) increasing 9.0% compared to the year-ago balance. At the end of the current period net equity amounted to S/.411.5 million (US$123.1 million), 1.9% above net equity at September 2003.

Market share

The Peruvian insurance market through August 31, 2004, had total premiums of US$606.7 million, remaining similar to premiums in the same eight month period in 2003. For the first eight months of 2004, PPS's market share in total premiums was 31.0% (30.2% in the year-ago period), with the share in general risks and health lines being 33.2% (32.9% in the same period of 2003) and in life insurance and pension fund benefits lines of 27.5% (26.4% in the same period of 2003).

*** 8 Tables To Follow ***

CREDICORP LTD. AND SUBSIDIARIES
Table 1
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	As of

ASSETS	Sep. 30, 2003	Dec. 31, 2003	Jun. 30, 2004	Sep. 30, 2004

CASH AND DUE FROM BANKS
Cash and non interest bearing deposits in banks	251,491	240,294	277,658	278,249
Interest bearing deposits in banks	1,488,942	1,372,436	1,550,338	1,543,537
	1,740,433	1,612,730	1,827,996	1,821,786

MARKETABLE SECURITIES, net	115,721	127,365	53,947	83,749

LOANS	4,471,996	4,481,496	4,601,814	4,531,648
Current	4,130,984	4,225,001	4,379,358	4,316,616
Past Due	341,012	256,495	222,456	215,032
Less - Reserve for possible loan losses	(387,820)	(326,677)	(293,263)	(281,241)
LOANS NET	4,084,176	4,154,819	4,308,551	4,250,407

INVESTMENT SECURITIES AVAILABLE FOR SALE	1,493,526	1,612,887	1,644,623	1,885,455
REINSURANCE ASSETS	47,142	45,904	33,904	38,666
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	61,212	60,057	54,502	58,322
PROPERTY, PLANT and EQUIPMENT, net	268,498	264,533	251,288	248,129
DUE FROM CUSTOMERS ON ACCEPTANCES	51,821	50,178	46,108	51,765
OTHER ASSETS	361,416	370,672	323,003	349,188

TOTAL ASSETS	8,223,945	8,299,146	8,543,922	8,787,467

LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS AND OBLIGATIONS:
Non-interest bearing	813,726	860,585	949,788	813,737
Interest bearing	5,076,358	5,125,645	5,048,861	5,391,114
	5,890,084	5,986,230	5,998,649	6,204,851

DUE TO BANKS AND CORRESPONDENTS	279,660	273,234	374,206	349,147
ACCEPTANCES OUTSTANDING	51,821	50,178	46,108	51,765
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	289,245	303,587	350,745	381,492
RESERVE FOR UNEARNED PREMIUMS	63,905	66,084	58,987	62,095
REINSURANCE PAYABLE	43,737	33,043	13,983	30,157
BONDS AND SUBORDINATED DEBT (1)	367,914	419,461	429,916	424,889
OTHER LIABILITIES	273,633	183,755	260,997	203,646
MINORITY INTEREST	71,723	72,841	69,627	77,776

TOTAL LIABILITIES	7,331,722	7,388,413	7,603,218	7,785,818

NET SHAREHOLDERS' EQUITY	892,223	910,733	940,704	1,001,649

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	8,223,945	8,299,146	8,543,922	8,787,467

CONTINGENT CREDITS	1,373,995	1,768,605	1,850,037	1,765,015
FUNDS UNDER MANAGEMENT	1,618,763	1,724,130	1,711,086	1,705,826

(1)	Note: in prior periods this concept was reported within Deposits and Obligations and Other liabilities.

CREDICORP LTD. AND SUBSIDIARIES
Table 2
CONSOLIDATED INCOME STATEMENTS
(In thousands of U.S. Dollars)

	Three months ended			Nine months ended

	30.09.03	30.06.04	30.09.04	30.09.03	30.09.04

INTEREST INCOME
Interest on loans	111,241	103,209	108,052	334,429	312,536
Interest and dividends on investments:	303	1,356	(401)	1,155	958
Interest on deposits with banks	3,647	3,746	5,878	14,301	13,047
Interest on trading securities (1)	19,090	23,058	23,276	60,116	68,593
Total Interest Income	134,281	131,369	136,805	410,001	395,134

INTEREST EXPENSE
Interest on deposits	29,518	16,882	24,315	97,464	68,252
Interest on borrowed funds	3,549	3,725	4,558	11,141	11,651
Other interest expense	5,690	18,202	13,741	14,521	38,491
Total Interest Expense	38,757	38,809	42,614	123,126	118,394

Net Interest Income	95,524	92,560	94,191	286,875	276,740

Provision for possible loan losses, net	23,844	7,167	9,818	77,774	35,959

Net interest income after provision for possible loan losses	71,680	85,393	84,373	209,101	240,781

OTHER INCOME
Fees and commissions from banking services	48,909	49,374	52,007	142,656	148,529
Net gains from sales of securities	(2,619)	(3,409)	3,661	4,760	4,220
Net gains on foreign exchange transactions	5,392	5,119	6,576	17,574	17,151
Net premiums earned	33,843	33,058	64,376	97,834	135,463
Other income (1)	14,297	12,689	6,665	45,611	33,582
	99,821	96,831	133,285	308,434	338,945

CLAIMS ON INSURANCE ACTIVITIES
Net claims incurred	5,064	9,659	8,652	17,101	25,734
Increase in future policy benefits for life and health	19,647	17,448	39,963	59,215	78,650
	24,711	27,107	48,615	76,316	104,384

OTHER EXPENSES
Salaries and employee benefits	44,816	46,883	50,041	136,024	141,287
General, administrative, and other taxes	34,540	34,874	37,191	109,370	109,542
Depreciation and amortization	12,038	11,047	12,312	36,183	34,969
Other	11,281	13,468	22,896	42,552	51,070
Merger costs	0	1,375	538	17,487	3,742
	102,675	107,647	122,978	341,616	340,610

Translation result	350	758	(171)	(3,768)	3,861

Income before income tax, and minority interest	44,465	48,228	45,894	95,835	138,593

Income Tax	(13,250)	(12,669)	(10,813)	(29,860)	(35,119)
Minority Interest	(5,246)	(2,676)	(2,141)	(9,205)	(7,589)

NET INCOME	25,969	32,883	32,940	56,770	95,885

(1)	Note: for comparison purposes, US$4.9Mn in 3Q03 and US$18.4Mn in 9M03 were reclassified from other income into interest income.

CREDICORP LTD. AND SUBSIDIARIES
Table 3
SELECTED FINANCIAL INDICATORS

	Three months ended			Nine months ended

	30.09.03	30.06.04	30.09.04	30.09.03	30.09.04

Profitability
Net income per common share (US$ per share)(1)	0.33	0.41	0.41	0.71	1.20
Net interest margin on interest earning assets (2)	5.61%	5.31%	5.23%	5.57%	5.26%
Return on average total assets (2)(3)	1.26%	1.56%	1.52%	0.90%	1.51%
Return on average shareholders' equity (2)(3)	11.89%	14.15%	13.57%	8.96%	13.56%
No. of outstanding shares (millions)(4)	79.75	79.75	79.75	79.75	79.75

Quality of loan portfolio
Past due loans as a percentage of total loans	7.63%	4.83%	4.75%	7.63%	4.75%
Reserves for loan losses as a percentage of
total past due loans	113.73%	131.83%	130.79%	113.73%	130.79%
Reserves for loan losses as a percentage of
total loans	8.67%	6.37%	6.21%	8.67%	6.21%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	52.60%	50.75%	54.39%	52.60%	54.39%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-5.25%	-7.53%	-6.61%	-5.25%	-6.61%

Operating efficiency
Oper. expense as a percent. of total income (5)	46.41%	50.65%	48.61%	50.17%	49.94%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	4.41%	4.56%	5.10%	4.64%	4.80%

Capital adequacy
Total Regulatory Capital (US$Mn)	712.6	867.0	851.0	712.6	851.0
Tier I Capital (US$Mn)	601.7	743.2	733.5	601.7	733.5
Regulatory capital / risk-weighted assets (6)	10.96%	13.57%	13.12%	10.96%	13.12%

Average balances (US$Mn) (3)
Interest earning assets	6,808.5	6,977.9	7,199.3	6,861.8	7,018.3
Total Assets	8,229.0	8,418.7	8,665.7	8,413.4	8,481.0
Net equity	873.9	929.4	971.2	845.0	942.8

(1)	Number of shares outstanding of 79.8 million in all periods.
(2)	Ratios are annualized.
(3)	Averages are determined as the average of period-beginning and period-ending balances.
(4)	Net of treasury shares. The total number of shares was of 94.38 million.
(5)

Total income includes net interest income and other income. Operating expense is net of provisions for other assets received in lieu of loan repayment and mandatory employee profit sharing expense. Non-recurring items are not included.

(6)	Risk-weighted assets include market risk assets.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 4
CONSOLIDATED BALANCE SHEETS
(Constant Nuevos Soles, as of September 30, 2004, and U.S. Dollars in thousands)

ASSETS	30.09.03	31.12.03	30.06.04	30.09.04	30.09.04

					US$000(1)
CASH AND DUE FROM BANKS	6,072.733	5,435.842	5,896.438	5,615.886	$1,680.397
Cash and Checks	924.346	830.291	946.687	892.957	$267.192
Deposits in Central Bank of Peru	4,223.190	3,488.055	3,715.514	3,510.499	$1,050.419
Deposits with local and foreign banks	925.197	1,117.496	1,234.237	1,212.430	$362.786

TRADING SECURITIES, net	179.930	144.042	179.927	183.601	$54.937

LOANS	15,138.536	14,899.936	14,418.576	13,576.346	$4,062.342
Current	13,907.662	13,996.097	13,685.787	12,895.540	$3,858.630
Past Due	1,230.874	903.839	732.790	680.806	$203.712
Less - Reserve for possible loan losses	(1,449.427)	(1,199.663)	(1,008.552)	(913.171)	($273.241)
LOANS NET	13,689.109	13,700.273	13,410.024	12,663.175	$3,789.101

INVESTMENT SECURITIES AVAIL. FOR SALE	2,917.667	3,166.132	2,643.382	3,120.714	$933.786
PROPERTY, PLANT and EQUIPMENT, net	756.185	767.529	717.039	699.043	$209.169
OTHER ASSETS	1,177.167	1,080.871	861.876	882.330	$264.013

TOTAL ASSETS	24,792.791	24,294.689	23,708.686	23,164.749	$6,931.403

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:	21,015.430	20,517.718	20,006.948	19,288.961	$5,771.682
Demand deposits	5,004.157	5,056.006	5,660.994	5,243.913	$1,569.094
Saving accounts	5,607.244	5,557.836	4,885.128	4,741.729	$1,418.830
Time deposits	10,404.029	9,903.876	9,460.826	9,303.319	$2,783.758

DUE TO BANKS AND CORRESPONDENTS	375.586	372.122	649.300	537.652	$160.877
OTHER LIABILITIES	1,148.268	1,060.579	802.444	1,018.327	$304.706

SHAREHOLDERS EQUITY:	2,253.507	2,344.270	2,249.994	2,319.809	$694.138
Capital stock	1,287.287	1,286.528	1,286.587	1,286.528	$384.958
Legal reserve	733.015	732.583	805.521	805.484	$241.019
Retained earnings	233.205	325.159	157.886	227.797	$68.162

TOTAL LIABILITIES AND EQUITY	24,792.791	24,294.689	23,708.686	23,164.749	$6,931.403

Contingent Credits	4,836.768	6,105.920	5,967.593	5,518.437	$1,651.238
Funds under management	3,886.098	3,938.220	3,393.487	3,182.042	$952.137

(1)	Translated at S/.3.342 per US$1.00.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 5
CONSOLIDATED INCOME STATEMENTS
(Constant Nuevos Soles, as of September 30, 2004 and U.S. Dollars in thousands)

	Three months ended				Nine months ended

	30.09.03	30.06.04	30.09.04	30.09.04	30.09.03	30.09.04	30.09.04

Interest income and expense				US$000(1)			US$000(1)
Interest income	423.434	369.506	372.396	$111.429	1,291.865	1,117.577	$334.404
Less - Interest expense	112.858	105.874	111.793	$33.451	378.367	325.715	$97.461
Net interest income	310.576	263.632	260.603	$77.978	913.498	791.862	$236.943

Provisions for possible loan losses, net	83.570	20.618	12.317	$3.686	276.969	81.022	$24.244

Net interest income after provisions	227.006	243.014	248.286	$74.293	636.529	710.840	$212.699

Other Income
Fees and commissions from services	174.898	161.188	163.186	$48.829	508.786	485.001	$145.123
Net gains from sales of securities	(5.663)	(8.748)	5.579	$1.669	7.818	6.834	$2.045
Net gains on foreing exchg. transacts.	19.324	18.341	21.559	$6.451	62.057	59.092	$17.682
Other income	49.706	35.036	24.701	$7.391	147.800	96.752	$28.950
	238.265	205.817	215.025	$64.340	726.461	647.679	$193.800

Other Expenses
Salaries and employee benefits	135.869	131.375	127.773	$38.232	409.945	387.440	$115.931
General and administrative	102.957	97.546	95.696	$28.634	319.999	296.195	$88.628
Depreciation and amortization	36.419	33.554	34.176	$10.226	108.657	104.025	$31.127
Taxes other than income tax	10.249	13.307	10.162	$3.041	41.897	35.479	$10.616
Other	25.001	31.541	36.534	$10.932	76.222	95.757	$28.653
Merger costs	0.000	4.854	1.830	$0.548	64.311	13.203	$3.951
	310.495	312.177	306.171	$91.613	1,021.031	932.099	$278.905

Result from exposure to inflation	0.698	(16.828)	(53.610)	($16.041)	(21.840)	(106.043)	($31.730)

Income before income tax	155.474	119.826	103.530	$30.978	320.119	320.377	$95.864

Income Tax	42.905	37.362	33.609	$10.057	88.062	99.553	$29.788

NET INCOME	112.569	82.464	69.921	$20.922	232.057	220.824	$66.075

(1)	Translated at S/.3.342 per US$1.00.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 6
SELECTED FINANCIAL INDICATORS

	Three months ended			Nine months ended

	30.09.03	30.06.04	30.09.04	30.09.03	30.09.04

Profitability
Net income per common share (S/. per share)(1)	0.092	0.067	0.057	0.189	0.180
Net interest margin on interest earning assets (2)	5.71%	5.08%	5.06%	5.38%	5.08%
Return on average total assets (2)(3)	1.81%	1.40%	1.19%	1.19%	1.24%
Return on average shareholders' equity (2)(3)	20.50%	14.94%	12.24%	14.46%	12.97%

Quality of loan portfolio

Past due loans as a percentage of total loans	8.13%	5.08%	5.01%	8.13%	5.01%
Past due loans + refinanced loans as a
percentage of total loans	13.64%	10.34%	9.94%	13.64%	9.94%
Reserves for loan losses as a percentage of
past due loans	117.76%	137.63%	134.13%	117.76%	134.13%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	54.35%	52.08%	54.98%	54.35%	54.98%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-9.70%	-12.26%	-10.02%	-9.70%	-10.02%

Operating efficiency (5)
Oper. expense as a percent. of total income (4)	48.58%	57.83%	55.65%	51.91%	56.83%
Oper. expense as a percent. of av. tot. assets(2)(3)	4.29%	4.61%	4.52%	4.30%	4.60%

Capital adequacy
Total Regulatory capital (constant millions S/.)	2,258.6	2,365.2	2,280.6	2,258.6	2,280.6
Tier I Capital (constant millions S/.)	1,994.3	2,070.6	2,071.9	1,994.3	2,071.9
Net equity as a percentage of period end total assets	9.09%	9.49%	10.01%	9.09%	10.01%
Regulatory capital / risk-weighted assets	12.13%	14.15%	14.13%	12.13%	14.13%

Average balances (constant millions S/.) (3)
Interest earning assets	21,755.2	20,739.1	20,614.4	22,654.4	20,763.9
Total Assets	24,849.2	23,541.3	23,436.7	26,047.8	23,729.7
Net equity	2,195.9	2,208.2	2,284.9	2,139.2	2,270.1

Additional data
No. of outstanding shares (millions)	1,202	1,226	1,226	1,202	1,226
No. of employees	7,644	7,567	7,667	7,644	7,667
Inflation rate ( Wholesale price index)	0.54%	1.89%	0.13%	0.98%	4.91%
Exchange rate (S/. per 1 U.S. Dollar)	3.48	3.47	3.34	3.48	3.34

(1)	Shares outstanding of 1,226 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2)	Ratios are annualized.
(3)	Averages are determined as the average of period-beginning and period-ending balances.
(4)	Total income includes net interest income and other income, excluding non-recurring items.
(5)	Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment and non-recurring items.

ATLANTIC SECURITY HOLDING CORPORATION
Table 7
SELECTED FINANCIAL DATA
(Thousands of U.S. Dollars, except net income per share, and percentages)

	Three months ended			Nine months ended

	30.09.03	30.06.04	30.09.04	30.09.03	30.09.04

Results
Net Interest Income (w/o dividends)	3,601	3,632	3,374	11,244	10,389
Dividend income	4	1,043	33	3,221	5,947
Provisions for credit and market risks	1,894	520	0	10,600	1,554
Commissions and fee income	829	1,095	1,001	2,631	3,212
Other Income(1)	1,643	1,116	329	6,160	2,697
Operating Expense	1,716	1,776	1,911	4,816	5,551
Net Income	2,466	4,589	2,827	7,840	15,141
Net Income per share (US$)	0.06	0.11	0.05	0.20	0.25

Balance Sheets (end of period)
Total Assets	746,885	851,608	871,734	746,885	871,734
Loan portfolio, net	151,123	163,136	154,518	151,123	154,518
Marketable securities and investments	423,214	464,926	500,498	423,214	500,498
Total Deposits	584,526	677,793	688,718	584,526	688,718
Shareholders' equity	129,467	141,316	146,512	129,467	146,512
Funds under administration (2)	584,789	693,498	708,752	584,789	708,752

Ratios (3)
Net interest margin / interest earning assets (4,5,6)	2.3%	2.1%	1.9%	2.4%	1.9%
Return on average stockholders' equity(5)	7.6%	13.9%	7.9%	8.7%	15.6%
Return on average total assets(5)	1.3%	2.2%	1.3%	1.5%	2.4%
Past due loans as a percentage of total loans	0.0%	2.3%	2.4%	0.0%	2.4%
Reserves for loan losses as a percentage of total loans	2.2%	3.2%	3.4%	2.2%	3.4%
Operating expense / total income (7)	28.2%	25.8%	40.3%	20.7%	25.0%
Operating expense / average total assets(5)	0.9%	0.9%	0.9%	0.9%	0.9%
Operating expense / average total assets + funds under management(5)	0.5%	0.5%	0.5%	0.5%	0.5%

(1)	Includes realized gains in securities.
(2)	Prior period figures have been revised to reflect funds currently booked by Credicorp Securities, which were previously registered by ASHC.
(3)	Averages are determined as the average of period-beginning and period-ending balances.
(4)	Averages determined from monthly balances.
(5)	Annualized.
(6)	Without considering dividend income and dividend earning assets.
(7)	Without considering provisions for investments.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
Table 8
SELECTED FINANCIAL DATA
(Constant Nuevos Soles as of September 30, 2004, and
U.S. Dollars in thousands, except net income per share)

	As of and for the three month				As of and for the nine month
	period ended				period ended

	30.09.03	31.06.04	30.09.04	30.09.04	30.09.03	30.09.04	30.09.04

Results				US$000(1)			US$000(1)
Total gross Premiums	292,236	269,853	358,318	$107,217	829,084	876,547	$262,282
Net Premiums Earned	140,974	126,736	232,674	$69,621	395,452	505,942	$151,389
Change in Reserves	58,124	102,859	62,331	$18,651	191,176	228,791	$68,459
Net Underwriting Results	33,056	10,841	40,349	$12,073	63,223	72,268	$21,624
Net Financial Income	20,413	106,466	29,356	$8,784	91,332	167,278	$50,053
General Expenses	30,331	29,189	44,410	$13,288	88,977	104,418	$31,244
Income Tax	2,944	1,047	3,304	$989	11,961	6,454	$1,931
Net Income	17,065	57,580	12,748	$3,814	47,393	78,240	$23,411
Net Income per share (S/.)(2)	0.72	2.38	0.53	$0.16	2.00	3.23	$0.97

Balance Sheets (end of period)

Total Assets	1,886,192	1,927,649	2,056,565	$615,369	1,886,192	2,056,565	$615,369
Investments in Secur. and Real estate	1,338,701	1,466,126	1,536,144	$459,648	1,338,701	1,536,144	$459,648
Technical Reserves	1,191,436	1,365,419	1,424,288	$426,178	1,191,436	1,424,288	$426,178
Net Equity	403,884	396,943	411,467	$123,120	403,884	411,467	$123,120

Ratios

Net underwriting results	11.3%	4.0%	11.3%	11.3%	7.6%	8.2%	8.2%
Total loss ratio	35.8%	49.3%	50.8%	50.8%	38.0%	49.1%	49.1%
Return on avge. equity (3)(4)	18.5%	79.2%	13.2%	13.2%	16.9%	26.7%	26.7%
Return on total premiums	5.8%	21.3%	3.6%	3.6%	5.7%	8.9%	8.9%
Shareholders' Equity / TotalAssets	21.4%	20.6%	20.0%	20.0%	21.4%	20.0%	20.0%
Increase in Risk Reserves	29.2%	44.8%	21.1%	21.1%	32.6%	31.1%	31.1%
Combined Ratio (5)	87.1%	102.4%	94.1%	94.1%	93.0%	96.1%	96.1%
-Net Claims / Net Premiums Earned	57.9%	71.6%	67.1%	67.1%	63.3%	66.8%	66.8%
-Op. Exp.+Comiss./Net Prems. Earned	29.2%	30.8%	27.0%	27.0%	29.7%	29.3%	29.3%
Operating expense/Net Earn. Premiums	21.5%	23.0%	19.1%	19.1%	22.5%	20.6%	20.6%
Oper. expense / Avge. assets (3)(4)	7.0%	6.3%	9.2%	9.2%	7.0%	7.2%	7.2%

(1)	Translated at S/.3.342 per US$1.00.
(2)	Based on 24.2 million shares in all periods.
(3)	Averages are determined as the average of period-beginning and period-ending balances.
(4)	Annualized.
(5)	Does not include the life insurance subsidiary Pacifico Vida.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2004

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.